Exhibit 16.1

November 5, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated November 5, 2009, of Cowen Holdings, Inc. and are in agreement with the statements contained in the five paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,
/s/ Ernst & Young LLP